FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 4, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Press release entitled, “AUO February 2004 Consolidated Revenues Totaled NT$13.3 Billion”, dated March 4, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: March 4, 2004	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

News Release

AUO February 2004 Consolidated Revenues Totaled NT$13.3 Billion

Issued by: AU Optronics Corp.
Issued on: March 4, 2004

Hsinchu, Taiwan, March 4, 2004 –

         AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced unaudited consolidated net sales of NT$13,317 million for February 2004, the 10th consecutive month of record revenues. Unaudited unconsolidated net sales of NT$12,480 million was reported for the month.

         Despite less working days for the month of February, large-size TFT-LCD panel shipments, 10” panels and above, reached 1.3 million, up 1.9% M-o-M, representing a 12th straight month of record large panel shipments. Unit shipment for small and medium size panels in February 2004 recovered from seasonal weakness, up 14.7% from January 2004 to reach 1.7 million.

         Consolidated revenues increased 3.1% M-o-M and 130.4% Y-o-Y, while unconsolidated net sales increased 2.8% and 131.2%, M-o-M and Y-o-Y, respectively.

Sales Report: (Unit: NT$ million)
Net Sales Revenues(1) (2)	Consolidated(3)	Unconsolidated
February 2004	13,317	12,480
January 2004	12,916	12,135
M-o-M Growth	3.1	2.8
February 2003	5,780	5,398
Y-o-Y Growth	130.4%	131.2%

(1): All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2): All consolidated numbers have not been audited, prepared by AU Optronics Corp.
(3): Including only AU Optronics Corporation (“AUT”), AU Optronics (Lauban) Corporation (“AUL”), and AU Optronics (Suzhou) Corporation (“AUS”).

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com